Exhibit 4

From: Wafic Rida Saïd

Sent: Thursday, July 4, 2024 5:58 PM

To: Stockton, Richard

Cc: Bennett, Monty

Subject: Blackwells Settlement

Dear Richard,

Thank you for sending me the notice of the cooperation agreement, which I have carefully reviewed. However, I respectfully disagree with your assertion that the settlement with Blackwells is in the best interest of all shareholders.

During our last conversation, I expressed my views on the prospect of a settlement with Blackwells. For several reasons, I believe any settlement is not in the best interest of Braemar and its shareholders. Firstly, any form of settlement, especially one where the claimant’s legal fees are paid, might be perceived as capitulating to demands, akin to paying a ransom, and potentially setting a precedent for other activists. Secondly, in this instance, settling can only be interpreted as a payoff. It implies that Blackwells’ claims have merit and that management is attempting to  conceal information. Thirdly, in this particular case, the activist proposed changes with which I do not disagree. Thus, settling has not only relieved management from the imperative to enact such reforms, but it also sends a signal to me and the market that you are unwilling to make the necessary changes to improve current sentiment and long-term shareholder value. This is compounded by the fact that nothing in the settlement agreement provides an obvious benefit to the shareholders or the company but only serves to protect management’s existing position. Additionally, it is a misjudged commercial and financial decision. At a time when our equity value is at its lowest, the company is using valuable cash to fund the cooperation agreement and has provided a loan to Blackwells at an interest rate lower than the average rate the company currently pays on its various debt obligations.

I am disappointed that this settlement has been agreed upon. I had hoped to cooperate in enacting what I believe are fair and crucial reforms for the company (as outlined in my letter). I have also read the letter submitted by Alejandro Malbran of Brancous LPI and fully agree with its contents. It is imperative that you demonstrate meaningful changes to the company before the AGM in October; otherwise, like all shareholders, we will have to consider all options. Regarding next steps, we remain ready to assist, and I have instructed my team, who will report to me weekly, to work alongside you to ensure the various proposals are enacted by September.

Kind regards,

Wafic Rida Said